MDS Nordion
    Science Advancing Health



March 23, 1999


Mr. Pete Ellis
President and CEO
Food Technology Service, Inc. (FTSI)
502 Prairie Mine Road
Mulberry, Florida, 33860
U.S.A.

Dear Sir:

Further to our letter of December 12, 1997 a copy of which is attached, MDS Nordion agrees to further extend payment of the debt owned by FTSI to January 4, 2000 based upon the terms set out in that letter, and subject to MDS Nordion's right to convert the debt into equity of FTSI, at any time according to terms set out in our letter agreement of March 13, 1998, and a copy of which is attached.

Yours very truly,

Mike Thomas
Vice President
Finance and Chief Officer


by:



We acknowledge and concur with the foregoing this 24 day of March 1999 by:
     Pete Ellis, President & CEO